UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 4, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

bradesco

Purpose

Create opportunities for the progress of people and the sustainable development of companies and society

Strategy pillars	Macro Drivers
client our inspiration Our primary objective is to captivate our clients to earn their admiration, trust and relationship	Contextualized offers Journeys of excellence Digital evolution of customer service Client empowerment
digital transformation how we do it We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative	Efficiency Agility Security Modernization Innovation
people our team We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe the foundation of our strategy is rooted in people	Entrepreneurial attitude High performance Transforming competencies Ethics, transparency and respect Innovative, challenging and plural environment
sustainability made to last Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences	Robustness on capital and liquidity Integrated vision of risks Diversity Socio-environmental responsibility Corporate governance

2Q21 Highlights

bradesco

Recurring Net Income
R$6.3 billion

+63.2% in 12 months (2Q21 x 2Q20)

-3.0% in the quarter

R$6.0 billion

in Interest on Shareholders' Equity in the 1H21,

of which **R$5.0 billion**

were in intermediary Interest on Shareholders' Equity (paid on July 12, 2021)

Payout of 52% (44% net)

Quarterly ROAE
18.2%

+6.4 p.p. in 12 months (2Q21 x 2Q20)

-0.5 p.p. in the quarter

12-month ER
45.7%

Improvement of 2.1 p.p. (2Q21 x 2Q20)

Fee and commission income
R$8.4 billion

+10.3% in 12 months (2Q21 x 2Q20)

+4.3% in the quarter

Operating expenses
reduction of

-4.1% in 12 months (2Q21 x 2Q20)

-1.9% in the quarter

Expanded loan portfolio
R$726.5 billion

+9.9% in 12 months

+3.0% in the quarter

COMPANIES

+3.7% in 12 months

+1.4% in the quarter

INDIVIDUALS

+21.0% in 12 months

+5.7% in the quarter

Expanded ALL
R$3.5 billion

-60.8% in 12 months (2Q21 x 2Q20)

-10.7% in the quarter

Coverage ratio 90 days
324.7%

Delinquency ratio 90 days
2.5%

Analysis of the 2Q21 Income

Recurring net income totaled R$6.3 billion in the second quarter of 2021 and R$12.8 billion in the first half of 2021, registering significant developments in relation to the same periods of the previous year (2Q20 and 1H20), due to several factors, such as higher fee and commission income, growth in the client portion, lower operating expenses and lower ALL expenses. The indicators of accumulated profit (ROAE and ROAA), registered 18.2% and 1.5%, respectively, showing an improvement in comparison to the same period of 2020.

In comparison to the previous quarter, the good performance in client portion income and fee and commission income, coupled with the reduction in ALL expenses and operating expenses, contributed to reduce the impact of the lowest income from insurance, pension plans and capitalization operations, which even affected by the effects of the pandemic, reached the sum of more than R$1.5 billion.

The expanded loan portfolio had a growth of 9.9% in 12 months and 3.0% in the quarter, highlighting the strong acceleration of the Individuals portfolio that had an evolution of 21.0% in 12 months and 5.7% in the quarter, driven by the operations of real estate financing, credit card, and payroll-deductible loans. In the corporate portfolio, we highlight the operations of SMEs, which have evolved 28.7% in the year and 4.6% in the quarter.

The Basel Ratio Tier 1 ended the quarter at 14.1%, with growth both in the quarter (+0.5 p.p.) and in the year (+1.6 p.p.).

In June 2021, the extension portfolio net of amortizations totaled R$41.3 billion, showing a reduction of 26.3% since June 2020 and 6.3% in the last quarter. The balance of operations in grace period totaled R$4.3 billion. Operations in arrears over 30 days reached R$3.5 billion, which represents a delinquency of 0.6%, an improvement of 0.1 p.p. compared to the previous quarter.

In this quarter, the expanded ALL expenses showed a reduction of 60.8% in comparison to the 2Q20 and 10.7% in comparison to the previous quarter. It is worth noting the coverage ratio over 90 days, which accounted for 324.7% in June 2021, an increase of 25.2 p.p. compared to June 2020.

In June 2021, the total delinquency ratio over 90 days was 2.5%, remaining stable in comparison to March 2021 and presenting a drop of 0.5 p.p. in comparison to the same period of the previous year, benefited by the improvement in all segments.

The net interest income reached R$15.7 billion, with an increase of 1.0% in comparison to the previous quarter, reflecting the good performance of the client portion.

The operating expenses showed a reduction in all the comparative periods, highlighting the R$1.0 billion drop in the half-year comparison, mainly as a result of Management actions in cost control, which contributed to an improvement of 2.1 p.p. in the accumulated efficiency ratio in 12 months (2Q21 x 2Q20).

The resumption of the economic activity and the growth of business in 2Q21 boosted the performance of fee and commission income. Important to note the trend in revenues with cards, checking accounts, consortia and underwriting/financial consulting, which had a growth in all the comparative periods.


Recurring Net Income
R$ million
3,873
35.1
64.9
6,515
25.0
75.0
6,319
10.4
89.6
7,626
33.0
67.0
12,834
17.8
82.2
2Q20
1Q21
2Q21
1H20
1H21
Banking Activities %
Insurance Activities %


ROAE
%
11.9
18.7
17.6
11.8
18.2
2Q20
1Q21
2Q21
1H20
1H21


12-month ER
%
47.8
45.3
45.7
47.8
45.7
2Q20
1Q21
2Q21
1H20
1H21

R$ million (unless otherwise stated)	2Q21	1Q21	2Q20	1H21	1H20	Variation % (unless otherwise stated) 2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Recurring Income Statement								
Recurring Net Income [1]	6,319	6,515	3,873	12,834	7,626	(3.0)	63.2	68.3
Book Net Income	5,974	6,153	3,506	12,127	6,888	(2.9)	70.4	76.1
Operating Income	9,519	9,768	5,704	19,287	11,101	(2.5)	66.9	73.7
Net Interest Income	15,738	15,578	16,684	31,316	31,183	1.0	(5.7)	0.4
Expanded ALL	(3,487)	(3,907)	(8,890)	(7,394)	(15,598)	(10.7)	(60.8)	(52.6)
Fee and Commission Income	8,412	8,067	7,626	16,479	15,909	4.3	10.3	3.6
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(10,990)	(11,204)	(11,459)	(22,194)	(23,216)	(1.9)	(4.1)	(4.4)
Income from Insurance, Pension Plans and Capitalization Bonds	1,574	3,137	3,778	4,711	6,709	(49.8)	(58.3)	(29.8)
Statement of Financial Position								
Total Assets	1,672,753	1,662,619	1,571,407	1,672,753	1,571,407	0.6	6.4	6.4
Loans - Expanded Loan Portfolio	726,453	705,160	661,115	726,453	661,115	3.0	9.9	9.9
- Individuals	285,620	270,220	236,004	285,620	236,004	5.7	21.0	21.0
- Companies	440,833	434,940	425,111	440,833	425,111	1.4	3.7	3.7
Shareholders' Equity	146,488	144,240	135,134	146,488	135,134	1.6	8.4	8.4
Assets under Management	2,593,201	2,550,871	2,364,472	2,593,201	2,364,472	1.7	9.7	9.7
Capital and Liquidity - %								
Total Ratio	16.0	15.4	15.0	16.0	15.0	0.6 p.p.	1.0 p.p.	1.0 p.p.
Tier I Capital	14.1	13.6	12.5	14.1	12.5	0.5 p.p.	1.6 p.p.	1.6 p.p.
Liquidity Coverage Ratio (LCR)	156.0	162.9	170.1	156.0	170.1	(6.9) p.p.	(14.1) p.p.	(14.1) p.p.
Net Stable Funding Ratio (NSFR)	116.1	114.8	120.6	116.1	120.6	1.3 p.p.	(4.5) p.p.	(4.5) p.p.
Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	17.6	18.7	11.9	18.2	11.8	(1.1) p.p.	5.7 p.p.	6.4 p.p.
Annualized Return on Average Assets (ROAA)	1.5	1.6	1.0	1.5	1.0	(0.1) p.p.	0.5 p.p.	0.5 p.p.
Efficiency Ratio (ER) [3]	45.8	45.0	44.0	45.7	47.8	0.8 p.p.	1.8 p.p.	(2.1) p.p.
Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.54	2.29	2.14	2.54	2.14	11.0	18.5	18.5
Market Capitalization [5]	231,006	222,092	175,191	231,006	175,191	4.0	31.9	31.9
Dividends/Interest on Shareholders' Equity	3,340	1,754	951	5,093	1,964	90.5	251.1	159.4
Price/Earnings Ratio [6]	9.4	10.0	8.4	9.4	8.4	(6.3)	11.3	11.3
Price to Book Ratio	1.6	1.5	1.3	1.6	1.3	6.7	23.1	23.1
Dividend Yield - % [7] [8]	2.4	2.5	9.2	2.4	9.2	(0.1) p.p.	(6.8) p.p.	(6.8) p.p.
Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.5	2.5	3.0	2.5	3.0	-	(0.5) p.p.	(0.5) p.p.
Delinquency Ratio (over 60 days)	3.1	3.3	3.6	3.1	3.6	(0.2) p.p.	(0.5) p.p.	(0.5) p.p.
NPL Creation - 90 days	0.8	1.2	0.5	0.8	0.5	(0.4) p.p.	0.4 p.p.	0.4 p.p.
Coverage Ratio (> 90 days)	324.7	349.8	299.5	324.7	299.5	(25.1) p.p.	25.2 p.p.	25.2 p.p.
Coverage Ratio (> 60 days)	263.2	266.7	249.8	263.2	249.8	(3.5) p.p.	13.4 p.p.	13.4 p.p.

(1) According to the non-recurring events described on page 32 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For the 1H21/1H20, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with highest liquidity.

Recurring Income Statement

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Net Interest Income	**15,738**	**15,578**	**16,684**	**31,316**	**31,183**	**1.0**	**(5.7)**	**0.4**
- Client Portion	13,471	13,225	13,163	26,696	26,127	1.9	2.3	2.2
- Market Portion	2,267	2,353	3,521	4,620	5,056	(3.7)	(35.6)	(8.6)
Expanded ALL	**(3,487)**	**(3,907)**	**(8,890)**	**(7,394)**	**(15,598)**	**(10.7)**	**(60.8)**	**(52.6)**
Gross Income from Financial Intermediation	**12,251**	**11,671**	**7,794**	**23,922**	**15,585**	**5.0**	**57.2**	**53.5**
Income from Insurance, Pension Plans and Capitalization Bonds	1,574	3,137	3,778	4,711	6,709	(49.8)	(58.3)	(29.8)
Fee and Commission Income	8,412	8,067	7,626	16,479	15,909	4.3	10.3	3.6
Operating Expenses	(10,990)	(11,204)	(11,459)	(22,194)	(23,216)	(1.9)	(4.1)	(4.4)
Personnel Expenses	(5,120)	(5,069)	(4,833)	(10,189)	(10,154)	1.0	5.9	0.3
Other Administrative Expenses	(5,012)	(4,812)	(4,970)	(9,824)	(10,048)	4.2	0.8	(2.2)
Other Operating Income / (Expenses)	(858)	(1,323)	(1,656)	(2,181)	(3,014)	(35.1)	(48.2)	(27.6)
Tax Expenses	(1,763)	(1,933)	(2,010)	(3,696)	(3,923)	(8.8)	(12.3)	(5.8)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	35	30	(25)	65	37	16.7	-	75.7
Operating Income	**9,519**	**9,768**	**5,704**	**19,287**	**11,101**	**(2.5)**	**66.9**	**73.7**
Non-Operating Income	(81)	(89)	(26)	(170)	(14)	(9.0)	211.5	-
Income Tax / Social Contribution	(3,058)	(3,096)	(1,747)	(6,154)	(3,346)	(1.2)	75.0	83.9
Non-controlling interests in subsidiaries	(61)	(68)	(58)	(129)	(115)	(10.3)	5.2	12.2
Recurring Net Income [(1)]	**6,319**	**6,515**	**3,873**	**12,834**	**7,626**	**(3.0)**	**63.2**	**68.3**

(1) According to the non-recurring events described on page 32 of this report.

Income, Returns and Efficiency

The operating income showed strong growth compared to the same periods of 2020 (2Q20 and 1H20) due to the good performance of fee and commission income, increase in the client portion, lower operating expenses and lower ALL expenses. It is worth noting that the accumulated average profitability remained at a level exceeding 18%. In the quarterly comparative, the good performance of the events mentioned earlier, partially mitigated the impact of lower income from insurance, pension plans and capitalization operations, which were affected by the impacts resulting from the pandemic.

The accrued ER for the 2Q21 showed an improvement of 2.1 p.p. in comparison to the same period of the previous year, reflecting strong cost control coupled to the growth in net interest income and fee and commission income. In the quarterly comparative, the indicator was impacted mainly by lower income from insurance, pension plans and capitalization operations, mitigated by higher fee and commission income.

The behavior of the quarterly risk-adjusted ER is due to the improvement of ALL expenses.

Recurring Net Income


R$ million
6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
28.4
28.8
28.9
30.9
35.1
26.3
18.8
25.0
10.4
71.6
71.2
71.1
69.1
64.9
73.7
81.2
75.0
89.6
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Banking Activities %
Insurance Activities %

ROAE Quarterly and Accrued


%
20.6
20.5
21.2
20.6
20.2
20.6
11.7
11.9
11.7
11.8
15.2
12.9
20.0
14.8
18.7
18.7
18.2
17.6
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER


%
64.2
63.3
63.9
63.3
63.5
63.4
77.4
66.7
78.1
70.5
72.2
70.2
72.0
62.4
67.9
60.7
63.4
60.3
49.4
49.5
49.0
49.1
47.8
47.2
46.3
45.3
45.7
49.2
49.9
48.3
49.3
44.0
47.6
44.6
45.0
45.8
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Quarterly ER
12-month risk-adjusted ER
12-month ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation 2Q21 x 1Q21 R$	%	2Q21 x 2Q20 R$	%	1H21 x 1H20 R$	%
Net Interest Income	15,738	15,578	16,684	31,316	31,183	160	1.0	(946)	(5.7)	133	0.4
Client Portion (1)	13,471	13,225	13,163	26,696	26,127	246	1.9	308	2.3	569	2.2
Average Balance	624,710	609,579	572,420	617,144	556,280	328		1,202		2,859	
Average Rate	8.9%	9.1%	9.5%	8.9%	9.6%	(82)		(894)		(2,290)	
Market Portion (2)	2,267	2,353	3,521	4,620	5,056	(86)	(3.7)	(1,254)	(35.6)	(436)	(8.6)

(1) It relates to the result of operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL


Client Portion - Indicators
R$ million
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Net Client Portion
Average Rate %
Expanded ALL
Quarterly Net Average Rate %


Change in the Client Portion
R$ million
13,225
328
(484)
256
145
13,471
1Q21
Average Volume
Spread
Products Mix
Number of Days
2Q21

The growth of client portion in the quarter was related to the improvement in the mix of products, highlighting the contribution in the portfolios of individuals (credit card, personal loans and payroll-deductible loans), the increase in the volume of operations, factors that have offset the impact of lower spreads, whose reduction is in line with the market dynamics. The improvement of the quality of the loan portfolio, with an increase of originations to clients classified in better risk levels, resulted in a growth of 7% in the net client portion and, consequently, an increase of +0.3 p.p. in the net spread in 2Q21 in comparison to the 1Q21.

In the half-year comparison, we had a growth of 2.2% in the client portion, driven by a strong origination of credit, highlighting the working capital, personal loans and payroll-deductible loans, vehicle financing and real estate financing, which has compensated the portfolio's lower spreads.


Portfolio Mix
%
2016
2017
2018
2019
2020
June21
Micro, Small and Medium-Sized Enterprises
Large Corporates
Individuals


Product Mix - Individuals
%
June21
2020
2019
2018
2017
2016
Payroll-deductible Loans
Credit Card
Vehicles
Real Estate Financing
Others
Personal Loans

Net Interest Income – Market Portion

The reduction of the market portion was due to the impact of the increase of the CDI this quarter in comparison to the previous quarter in the ALM positions, partially offset by the higher result of our own working capital.

Loan Portfolio

Bacen Portfolio vs. Expanded Portfolio

R$ million	June21	Mar21	June20	Variation % Quartely	Variation % 12 months
Individuals	282,192	266,968	233,734	5.7	20.7
Companies	264,329	261,611	245,591	1.0	7.6
Loan Portfolio - Bacen	**546,521**	**528,580**	**479,325**	**3.4**	**14.0**
Sureties and Guarantees	77,373	79,256	82,416	(2.4)	(6.1)
Operations bearing Credit Risk - Commercial Portfolio	70,611	71,113	70,791	(0.7)	(0.3)
Other	31,948	26,211	28,583	21.9	11.8
Expanded Loan Portfolio[1]	**726,453**	**705,160**	**661,115**	**3.0**	**9.9**
Companies	**440,833**	**434,940**	**425,111**	**1.4**	**3.7**
Large Corporates	292,995	293,574	310,224	(0.2)	(5.6)
Micro, Small and Medium-Sized Enterprises[1]	147,838	141,366	114,887	4.6	28.7
Individuals[1]	**285,620**	**270,220**	**236,004**	**5.7**	**21.0**
		Without exchange variation		**4.0**	**10.6**

(1) Disregarding the BAC consolidation, the developments in 12 months would be: Expanded Portfolio 8.6%; SMEs 23.5%; and Individuals 20.0%.

The loan portfolio (Bacen) of June 2021 registered an increase both in the quarter and in the 12-months comparison, being boosted mainly by operations with individuals, which presented an increase in all products. Regarding the operations of companies, we highlight the products of rural financing, working capital, CDC/leasing and real estate financing.

In the 2Q21, our average daily origination from individuals evolved around 40% in comparison with the 2Q20, mainly boosted by the high volume of real estate financing. Also in the 2Q21, of the total loans authorized by the Organization, around 30% were made autonomously by clients via Digital Channels, with emphasis on loans authorized for individuals, which came up to R$12.1 billion in the period (+78% in relation to the 2Q20). From this total, there was an increase of 75% in the individuals' Mobile channel, all that in relation to the 2Q20 releases, reaching R$9.6 billion in this quarter.

Loan Portfolio variation - Bacen June21 x Mar21

R$ million


528,580
15,224
4,546
(1,829)
546,521
Mar21
Individuals
SMEs
Large Corporates
June21

Loan Portfolio variation - Bacen June21 x June20

R$ million


479,325
48,457
32,972
(14,233)
546,521
June20
Individuals
SMEs
Large Corporates
June21

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	June21	Mar21	June20	Variation % Quarter	Variation % 12 months
Individuals	**285,620**	**270,220**	**236,004**	**5.7**	**21.0**
Consumer Financing	**183,464**	**173,765**	**157,988**	**5.6**	**16.1**
Payroll-deductible Loans	78,425	72,804	65,448	7.7	19.8
Credit Card	43,170	40,549	35,074	6.5	23.1
Personal Loans	31,767	30,873	29,174	2.9	8.9
CDC / Vehicle Leasing	30,102	29,539	28,292	1.9	6.4
Real Estate Financing (1)	**68,668**	**63,747**	**49,049**	**7.7**	**40.0**
Other Products	**33,488**	**32,707**	**28,967**	**2.4**	**15.6**
Rural Loans	10,979	10,928	9,734	0.5	12.8
BNDES/Finame Onlendings	6,525	6,363	5,773	2.5	13.0
Other	15,984	15,417	13,461	3.7	18.7
Companies	**440,833**	**434,940**	**425,111**	**1.4**	**3.7**
Working Capital	89,701	89,407	82,290	0.3	9.0
Foreign Trade Finance	61,613	66,379	67,684	(7.2)	(9.0)
Real Estate Financing (1)	16,851	18,060	15,485	(6.7)	8.8
BNDES/Finame Onlendings	15,822	15,961	16,594	(0.9)	(4.7)
Overdraft Account	4,241	4,174	5,299	1.6	(20.0)
CDC / Leasing	18,921	17,391	15,796	8.8	19.8
Rural Loans	17,042	14,190	13,968	20.1	22.0
Sureties and Guarantees	76,456	78,303	81,688	(2.4)	(6.4)
Operations bearing Credit Risk - Commercial Portfolio	70,611	71,113	70,791	(0.7)	(0.3)
Other	69,576	59,962	55,517	16.0	25.3
Expanded Loan Portfolio	**726,453**	**705,160**	**661,115**	**3.0**	**9.9**
Real	677,534	656,608	613,846	3.2	10.4
Foreign Currency	48,919	48,552	47,269	0.8	3.5

(1) Disregarding the BAC consolidation, the developments in the Real Estate Financing in 12 months would be: Individuals 35.1%; and Companies (16.9)%.

Expanded Loan Portfolio by segment


Individuals 39.3%
Large Corporates 40.3%
June21
SMEs 20.4%


Individuals 38.3%
Large Corporates 41.7%
Mar21
SMEs 20.0%


Individuals 35.7%
Large Corporates 46.9%
June20
SMEs 17.4%

Loan Portfolio

bradesco

Real Estate Financing



Portfolio
R$ million
▲32.5%
61,847 62,830 61,222 61,941 64,534 67,177 77,751 81,807 85,518
20,565 19,900 16,935 15,768 15,485 14,890 18,588 18,060 16,851
41,282 42,931 44,288 46,173 49,049 52,287 59,163 63,747 68,668
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Individuals
Companies



Origination
R$ million
▲110.8%
4,683 4,858 4,585 4,516 4,788 6,322 8,920 7,770 10,094
1,452 1,183 1,312 954 535 860 2,021 788 1,945
3,231 3,675 3,273 3,562 4,253 5,462 6,899 6,982 8,149
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 2Q21

Average term: 321 Months

R$522 Thousand	R$315 Thousand	60.4%	50.8%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)



Units Financed
▲122.6%
16,436 19,964 18,158 17,092 16,145 20,760 31,243 27,157 35,945
4,949 7,340 6,843 5,070 1,601 3,876 9,364 4,432 10,545
11,487 12,624 11,315 12,022 14,544 16,884 21,879 22,725 25,400
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Borrower
Builder

Payroll-Deductible Loans



Portfolio
%
70.6 69.7 70.1 68.8 69.2 70.0 71.3 70.2 71.2
R$ million
57,318 60,258 62,987 65,320 65,448 66,404 69,664 72,804 78,425
77.9 78.6 79.6 80.9 81.6 83.1 84.5 85.6 85.7
22.1 21.4 20.4 19.1 18.4 16.9 15.5 14.4 14.3
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans



Distribution of the Portfolio by Sector
%
46.4 47.7 47.5
6.1 5.8 4.9
47.5 46.5 47.6
June19 June20 June21
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

June21		
16.4%	20.3%	Social Security (INSS)
	13.3%	Private sector
Total	14.1%	Public sector

Vehicle Financing

Portfolio


R$ million
40,527
43,260
45,960
47,087
45,369
45,786
47,298
47,991
49,946
13,979
15,255
16,444
17,084
16,576
16,830
17,422
17,984
19,402
26,547
28,005
29,516
30,003
28,793
28,956
29,876
30,007
30,544
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Individuals
Companies

Distribution of the Portfolio by Product


%
10.5
1.5
88.0
7.8
1.8
90.4
5.9
1.4
92.7
June19
June20
June21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Origination

R$1.4 billion	R$46 thousand	44 months	36%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Apr21 – June21

In the 2Q21, we had a great performance due to the activities in the segments of used vehicles and of transport/ agribusiness, even with the intermittency of the retail activities and production downtime of some models of vehicles, due to the lack of inputs for manufacturing.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	June21	%	Mar21	%	June20	%
Economic Sector						
Public Sector	**9,138**	**1.3**	**15,108**	**2.1**	**18,012**	**2.7**
Petrol, derived and aggregated activities	5,032	0.7	10,961	1.6	12,346	1.9
Production and distribution of electricity	3,228	0.4	3,256	0.5	4,506	0.7
Other sectors	878	0.1	891	0.1	1,160	0.2
Private Sector	**717,315**	**98.7**	**690,052**	**97.9**	**643,103**	**97.3**
Companies	**431,695**	**59.4**	**419,832**	**59.6**	**407,099**	**61.6**
Real estate and construction activities	30,248	4.2	30,203	4.3	34,547	5.2
Retail	44,532	6.1	43,959	6.2	41,256	6.2
Transportation and concession	34,999	4.8	34,489	4.9	33,843	5.1
Services	53,428	7.4	47,762	6.8	37,618	5.7
Wholesale	25,688	3.5	23,083	3.3	21,138	3.2
Automotive	15,892	2.2	19,021	2.7	27,330	4.1
Food products	24,115	3.3	19,040	2.7	16,032	2.4
Other sectors	202,793	27.9	202,275	28.7	195,335	29.5
Individuals	**285,620**	**39.3**	**270,220**	**38.3**	**236,004**	**35.7**
Total	**726,453**	**100.0**	**705,160**	**100.0**	**661,115**	**100.0**

bradesco

Portfolio by Debtors

The concentration of clients in the loan portfolio has been showing a significant reduction in each quarter, reflecting the diversification strategy related to the concentration.


%
34.8
27.7
17.2
10.7
1.9
32.6
26.0
15.8
10.0
1.8
31.4
25.0
15.0
9.2
1.6
30.6
24.2
14.5
9.1
1.6
29.6
23.0
13.5
8.1
1.3
June20
Sept
Dec
Mar21
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [(1)]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	June21	Mar21	June20
1 to 30 days	10.4	10.0	9.4
31 to 60 days	5.8	5.7	5.9
61 to 90 days	5.2	5.0	4.9
91 to 180 days	11.8	10.7	11.1
Short-Term	**33.2**	**31.4**	**31.3**
181 to 360 days	15.3	15.0	17.8
Over 360 days	51.5	53.6	50.9
Medium/ Long-Term	**66.8**	**68.6**	**68.7**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

In the last 12 months, 96.7% of operations with new clients were classified in ratings AA - C, which reflects the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between June 2020 and 2021	Total Credit on June 2021		New Customers between July 2020 and June 2021		Remaining customers from June 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	656,435	90.4%	52,493	96.7%	603,942	89.9%
D	21,232	2.9%	1,263	2.3%	19,969	3.0%
E - H	48,786	6.7%	541	1.0%	48,245	7.1%
Total	**726,453**	**100.0%**	**54,296**	**100.0%**	**672,156**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

The range represented by the credits classified between AA - C, showed improvement in relation to March 2021 and June 2020, representing more than 90% of the total portfolio, demonstrating the quality of our operations.

Customer Profile	June21			Mar21			June20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.2	0.3	7.5	90.5	1.6	7.9	89.8	2.6	7.7
Micro, Small and Medium-Sized Enterprises	88.4	4.7	6.9	89.3	3.0	7.7	88.9	2.9	8.1
Individuals	89.5	4.7	5.8	89.4	4.4	6.2	90.8	2.1	7.0
Total	**90.4**	**2.9**	**6.7**	**89.8**	**3.0**	**7.2**	**90.0**	**2.5**	**7.5**

Expenses with Expanded ALL

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	Variation % 2Q21 x 2Q20	Variation % 1H21 x 1H20
Expanded ALL	**(3,487)**	**(3,907)**	**(8,890)**	**(7,394)**	**(15,598)**	**(10.7)**	**(60.8)**	**(52.6)**
ALL Expenses	(4,299)	(4,935)	(8,745)	(9,234)	(16,104)	(12.9)	(50.8)	(42.7)
Income from Credit Recovery	1,356	1,730	1,104	3,086	2,524	(21.6)	22.8	22.3
Impairment of Financial Assets	(220)	(43)	(472)	(263)	(646)	-	(53.4)	(59.3)
Granted Discounts / Other [1]	(324)	(659)	(777)	(983)	(1,372)	(50.8)	(58.3)	(28.4)

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The constant improvement of processes of credit concession, which aim at more profitable and consistent operations, reflected on the performance of the ALL expenses, which declined in the quarter, even with the increase of more than 3.4% of the portfolio, with a highlight for individuals, which grew 5.7%, a segment that demands greater provisions due to the rules of the Central Bank of Brazil, which demonstrates the quality of the operations.

The reduction observed in comparison with the previous year (2Q20 and 1H20) is a reflection of the volume of the constitutions of ALL expenses for the adverse economic scenario, made in the first half of 2020 due to uncertainties generated by the Covid-19 pandemic.

Expanded ALL/ Expanded Loan Portfolio



%
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
R$ million
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 2Q21, our ALL stock totaled R$44.4 billion, representing 8.1% of our loan portfolio, while the coverage ratio for loans overdue for more than 90 days reached 324.7%. It is worth mentioning that our internal studies are based on statistical models that capture historical information and forecasts, in addition to the Management's experience, and reflect the expectation of losses in different economic scenarios.

Renegotiation and Extension

bradesco

Renegotiated Portfolio

Evolution of the Balance of the Portfolio


R$ billion
19.6 7.3 12.3 June19
18.8 5.8 13.0 Sept
19.0 5.4 13.6 Dec
19.6 5.5 14.1 Mar20
23.5 5.0 18.5 June
27.5 4.7 22.8 Sept
29.4 4.9 24.5 Dec
29.4 5.4 24.0 Mar21
28.5 5.0 23.5 June
Originated from active portfolio
Originated from portfolio in writ-off

The renegotiation portfolio showed a decrease in comparison to the previous quarter, as a result of the resumption of the economic activity, and showed an increase in relation to June 2020, a reflection of our actions to readjust the cash flows of our clients in the course of 2020 due to the Covid-19 pandemic. The ALL/Renegotiated Portfolio has been stable in the last four quarters, and showed a reduction in comparison with June 2020, due to the lower ALL expenses. It is important to highlight that, for the second consecutive quarter, the renegotiation portfolio showed a reduction in its participation in the total of Bacen's loan portfolio.

The delinquency ratio over 90 days showed an increase of 0.2 p.p. in the quarter, and an increase of 3.1 p.p. in comparison to the same period of the previous year, but substantially below the historical indicators.

ALL / Renegotiated Portfolio


%
63.3 61.7 64.2 66.2 65.8 65.5 65.1 68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June

Delinquency ratio over 90 days


%
28.5 26.5 26.2 29.0 27.6 26.4 27.6 28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June

Renegotiated Portfolio / Bacen Portfolio


%
3.1 3.3 3.3 3.5 3.7 4.1 4.0 4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June

Extended Operations

Closing June 2021 with the accounting balance of operations, net of amortizations by R$41.3 billion, with the following composition: up-to-date – R$33.4 billion; in arrears – R$3.5 billion; and in grace period – R$4.3 billion.

R$41 billion

net accounting balance of amortizations

Credit profile of clients who have requested an extension

92%	were up-to-date clients who were not in arrears in the 12 months prior to the pandemic
91%	rated AA to C
68%	with real collateral
13 years	average time of relationship


R$ billion
R$0.1 0.0%
R$1.1 0.2%
R$2.9 0.6%
R$3.9 0.7%
R$3.5 0.6%
56.0 42.8 13.2 June20
55.3 42.0 13.3 Sept
48.0 37.5 10.5 Dec
44.1 33.8 10.3 Mar21
41.3 32.4 8.9 June
Wholesale
Multipurpose
In arrears (over 30 days)*

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

Delinquency ratios

Over 90 days

%


Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator over 90 days showed a drop in all the segments in which we operate for the last 12 months, remaining at the lowest levels of the period, reflecting the risk management actions. In the quarter, the indicator showed stability, a movement that can be observed in the segments of large corporates and micro, small and medium-sized enterprises, with emphasis on the segment of individuals who presented a reduction of 0.1 p.p.

15 to 90 days

%


Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator of 15 to 90 days showed a reduction of 0.6 p.p. in the quarter, remaining as one of the lowest rates in the series.

The first half of 2021 closes with well-controlled general delinquency and at levels considerably lower since the beginning of the series in December 2008. We continue with the strategy of supporting the clients who need to reorganize their contracts financially at the same time in which the more sophisticated credit policies can continue to grow our portfolio continuously, profitably and sustainably.

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remained at high levels and reached 263.2% and 324.7%, respectively, appearing among the largest market indicators. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of the provision reached R$44.4 billion, showing an increase of 2.8% in comparison to June 2020, while our expanded loan portfolio evolved 9.9% in the period. The supplementary ALL currently represents 2.1% of the loan portfolio, or R$11.2 billion, demonstrating the robustness in the level of provisioning of loan operations to support a possible stress scenario. It is worth noting that the operations with the worst rating (abnormal course E - H), improved 0.3 p.p. in the quarter and 0.5 p.p. in 12 months, highlighting the quality of the portfolio.


Coverage Ratio
%
517.0 392.0 481.0 425.0 602.0 994.0 955.0 688.0 557.0
267.2 225.5 244.9 227.9 299.5 398.2 402.8 349.8 324.7
209.3 188.5 193.6 184.2 249.8 337.4 310.6 266.7 263.2
122.3 115.6 119.6 121.4 123.8 120.6 117.6 120.1 116.7
8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1
3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7
June19 Sept Dec Mar20 June Sept Dec Mar21 June
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned


Provision and Overdue Portfolio
R$ million
36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401
6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243
16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319
13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Specific
Generic
Complementary


Portfolio in Arrears
R$ million
17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869
13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

The NPL Creation presented a reduction of 28.9% in the quarter, justified by the return of the usual policies for renegotiation in the 1Q21, practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.


NPL Creation
R$ million
4,532 5,819 3,672 6,982 2,195 684 3,674 6,363 4,525
2,843 2,969 3,248 3,974 2,379 289 2,279 4,040 3,091
1,356 1,362 856 2,074 85 146 922 2,073 1,339
334 1,489 (431) 934 (269) 249 473 249 94
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals


Write-offs
R$ million
4,476 3,591 4,670 4,250 5,526 3,837 3,694 4,459 4,011
2,567 2,350 2,566 2,868 3,216 2,651 2,422 2,697 2,772
1,322 1,026 1,234 1,103 1,677 1,152 759 1,080 1,167
587 215 870 279 633 34 513 682 71
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In June 2021, the gross ALL expenses accounted for almost 100% of the NPL Creation, returning to the same level of periods that preceded the pandemic (2Q19), quite a comfortable level, which demonstrates the robustness of our level of provisioning.


Gross ALL Expenses (1) /NPL Creation - 90 days
%
96 78 126 105 398 823 111 78 95
R$ million
4,532 4,349 5,819 4,522 3,672 4,622 6,982 7,359 2,195 8,745 684 5,626 3,674 4,066 6,363 4,935 4,525 4,299
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to ALL expenses, based on Resolution No. 2,682/99.

Funds Raised and Managed

R$ million	June21	Mar21	June20	Variation % Quarter	Variation % 12 months
Demand Deposits	54,509	52,997	45,547	2.9	19.7
Savings Deposits	137,401	134,181	123,270	2.4	11.5
Time Deposits + Debentures	363,982	361,840	335,273	0.6	8.6
Borrowing and Onlending	58,676	54,129	54,500	8.4	7.7
Funds from Issuance of Securities	134,828	142,709	161,704	(5.5)	(16.6)
Subordinated Debts	7,187	7,841	16,579	(8.3)	(56.6)
Eligible Debt Capital Instruments	40,375	37,489	36,958	7.7	9.2
Subtotal	**796,958**	**791,186**	**773,831**	**0.7**	**3.0**
Obligations for Repurchase Agreements [1]	260,026	271,749	226,929	(4.3)	14.6
Interbank Deposits	2,739	2,456	1,094	11.5	-
Working Capital (Own/Managed)	122,568	120,074	110,826	2.1	10.6
Foreign Exchange Portfolio	32,999	30,808	32,646	7.1	1.1
Payment of Taxes and Other Contributions	7,421	5,213	3,855	42.4	92.5
Technical provisions for insurance, pension plans and capitalization bonds	288,364	285,163	274,861	1.1	4.9
Funds raised	**1,511,075**	**1,506,649**	**1,424,042**	**0.3**	**6.1**
Investment Funds and Managed Portfolios	**1,082,126**	**1,044,222**	**940,430**	**3.6**	**15.1**
Total Assets under Management	**2,593,201**	**2,550,871**	**2,364,472**	**1.7**	**9.7**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We had a low dependency on interbank deposits and foreign lines of credit given the capacity to obtain funding from clients effectively. This efficiency is a result of the broad diversity of products offered through digital channels, branch network, multi-platform and advice from experts in asset management allied to the market's confidence in the Bradesco brand and our important presence in the client's sector.

R$ million	June21	Mar21	June20	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	61,930	58,210	49,402	6.4	25.4
Savings Deposits	137,401	134,181	123,270	2.4	11.5
Time Deposits + Debentures	363,982	361,840	335,273	0.6	8.6
Funds from Financial Bills	125,243	131,224	149,563	(4.6)	(16.3)
Customer Funds (1)	**688,556**	**685,455**	**657,508**	**0.5**	**4.7**
(-) Reserve Requirements	(85,381)	(83,855)	(80,972)	1.8	5.4
(-) Available Funds (Brazil)	(18,806)	(19,999)	(17,337)	(6.0)	8.5
Customer Funds Net of Reserve Requirements	**584,369**	**581,601**	**559,199**	**0.5**	**4.5**
Borrowing and Onlending	58,676	54,129	54,500	8.4	7.7
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	80,162	79,608	81,112	0.7	(1.2)
Total Funding (A)	**723,207**	**715,338**	**694,811**	**1.1**	**4.1**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**649,080**	**625,904**	**578,699**	**3.7**	**12.2**
B / A	**89.8%**	**87.5%**	**83.3%**	**2.3 p.p.**	**6.5 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	Variation % 2Q21 x 2Q20	Variation % 1H21 x 1H20
Card Income	2,744	2,639	2,352	5,383	5,052	4.0	16.7	6.6
Checking Account	2,000	1,943	1,921	3,943	3,901	2.9	4.1	1.1
Asset Management	828	797	814	1,625	1,727	3.9	1.7	(5.9)
Loans Operations	662	634	657	1,296	1,378	4.4	0.8	(6.0)
Collections and Payments	594	615	621	1,209	1,280	(3.4)	(4.3)	(5.5)
Consortium Management	540	513	439	1,053	929	5.3	23.0	13.3
Underwriting / Financial Advisory Services	390	255	232	645	424	52.9	68.1	52.1
Custody and Brokerage Services	351	358	303	709	649	(2.0)	15.8	9.2
Other	303	313	287	616	569	(3.2)	5.6	8.3
Total	**8,412**	**8,067**	**7,626**	**16,479**	**15,909**	**4.3**	**10.3**	**3.6**
Business Days	**62**	**61**	**61**	**123**	**123**	**1**	**1**	**-**

The good performance observed in virtually all the lines in the 2Q21 reflects the resumption of the economic activity and the growth of our business, even with new electronic means of payment and bank transfers without cost to clients, which were implemented by the market. Below are the main highlights that influenced the fee and commission income in the comparative periods:

- **Card Income** The positive performance in comparison to all the comparative periods, reflects the higher volume transacted with cards. The resumption of the economy, the advancement of the vaccination and the reopening of trade are factors that influenced the increased use of debit and credit cards. It is worth highlighting the excellent performance of the volume traded for the 2Q21, the highest of the historical series, exceeding seasonal periods like the fourth quarter and also the same period of 2019.
- **Checking Account** The growth observed in all periods is a reflection of the constant evolution of the client base, which had an evolution of 2.9 million in 12 months, allied to the higher volume of business, from our banking correspondents, given the initial resumption of the economy with the reopening of trade and stores in general.
- **Asset Management** The developments observed in the quarter and in the year (2Q21 x 2Q20) reflect the continuity of the strategy of diversification and advancement in the offer of new products with high added value (Multimarket, Shares, Investment Abroad and Private Credit) and of higher revenues originated from third-party funds. The offer of products through a team of investment specialists, aligned to the profile and purpose of each investor, contributed to reach a net funding of R$17.2 billion in the first half of 2021.
- **Loan Operations** The growth in the quarter and in the year is related to the increase in the volume of origination of credit, highlighting the good performance in income from real estate financing and working capital.
- **Collections and Payments** The variation observed in the quarter reflects, mainly, the seasonality due to the concentration of IPVA/IPTU payments in the first quarter of 2021 and of lower revenue with bank payment slips due to the marginal reduction of volume and price review.
- **Consortium Management** The good performance observed in all comparative periods is a reflection of our active presence in the lines of personal property and real estate, in which we are the market leaders. It is worth highlighting sales to individuals and companies originated on digital channels (Mobile, Internet Banking and Net Empresa), which represented about 20% of total origination in the 1H21, with strong operation in market niches, such as agribusiness and real estate.
- **Underwriting/Financial Advisory Services** The excellent performance of these revenues from the capital market is related to business growth, highlighting the advice of operations in the comparative study of 12 months, which showed an increase of 170% in variable income, 140% in mergers and acquisitions, and 30% in fixed-income operations.
- **Custody and Brokerage** The performance in revenues with brokerage in the periods is related to the higher volume of operations on the stock exchange, highlighting the performance obtained in transactions carried out through Ágora Corretora (Broker House), that accounted for about 70% of this line, with a total growth of 50% of its client base. The growth in revenues from custody reflects the larger volume in the issuances and cancellations of ADRs / UNITs.


Volume Traded - Credit Cards
R$ million
▲11.5%
▲36.0%
49,998
51,921
54,862
53,803
40,990
45,846
52,175
52,101
55,750
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q


Checking Account Holders
In million
29.2
29.6
30.1
30.7
31.3
31.9
32.3
33.2
34.2
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q


Investments Funds and Managed Portfolios
R$ billion
971.1
995.5
1,000.8
915.5
940.4
972.5
1,023.3
1,044.2
1,082.1
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q


Number of Outstanding Consortium Quotas
In thousands
1,539
1,601
1,617
1,585
1,550
1,548
1,528
1,516
1,511
1,215
1,266
1,280
1,262
1,236
1,232
1,222
1,220
1,212
261
267
266
252
244
243
235
227
227
63
69
71
71
70
73
71
69
71
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Trucks
Real Estate
Auto


Assets under Custody
R$ billion
1,775
1,803
1,855
1,590
1,718
1,768
1,949
1,977
2,057
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q

Operating Expenses

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	Variation % 2Q21 x 2Q20	Variation % 1H21 x 1H20
Personnel Expenses								
Structural	**4,123**	**4,044**	**4,198**	**8,167**	**8,487**	**2.0**	**(1.8)**	**(3.8)**
Payroll/Social Charges	2,974	2,896	3,027	5,870	6,101	2.7	(1.8)	(3.8)
Benefits	1,149	1,148	1,171	2,297	2,386	0.1	(1.9)	(3.7)
Non-Structural	**997**	**1,025**	**635**	**2,022**	**1,667**	**(2.7)**	**57.0**	**21.3**
Management and Employee Profit Sharing	776	809	452	1,585	1,230	(4.1)	71.7	28.9
Provision for Labor Claims	119	127	148	246	296	(6.3)	(19.6)	(16.9)
Training	20	15	21	35	55	33.3	(4.8)	(36.4)
Termination Costs	82	74	14	156	86	10.8	-	81.4
Total - Personnel Expenses	**5,120**	**5,069**	**4,833**	**10,189**	**10,154**	**1.0**	**5.9**	**0.3**
Administrative Expenses								
Outsourced Services	1,289	1,179	1,204	2,468	2,488	9.3	7.1	(0.8)
Depreciation and Amortization	817	828	799	1,645	1,598	(1.3)	2.3	2.9
Data Processing	607	645	631	1,252	1,142	(5.9)	(3.8)	9.6
Communication	353	381	360	734	764	(7.3)	(1.9)	(3.9)
Asset Maintenance	343	328	353	671	669	4.6	(2.8)	0.3
Advertising and Marketing	315	203	269	518	560	55.2	17.1	(7.5)
Rent	308	323	340	631	685	(4.6)	(9.4)	(7.9)
Financial System Services	274	243	237	517	510	12.8	15.6	1.4
Transportation	173	162	161	335	351	6.8	7.5	(4.6)
Security and Surveillance	147	152	186	299	371	(3.3)	(21.0)	(19.4)
Utilities (Water, Electricity and Gas)	87	93	91	180	203	(6.5)	(4.4)	(11.3)
Materials	30	25	37	55	77	20.0	(18.9)	(28.6)
Travel	7	9	15	16	68	(22.2)	(53.3)	(76.5)
Other	262	241	287	503	562	8.7	(8.7)	(10.5)
Total - Administrative Expenses	**5,012**	**4,812**	**4,970**	**9,824**	**10,048**	**4.2**	**0.8**	**(2.2)**
Total Expenses Administrative + Personnel	**10,132**	**9,881**	**9,803**	**20,013**	**20,202**	**2.5**	**3.4**	**(0.9)**
Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	446	483	395	929	1,057	(7.7)	12.9	(12.1)
Civil and Tax Contingencies	88	79	163	167	230	11.4	(46.0)	(27.4)
Claims	135	106	102	241	195	27.4	32.4	23.6
Other	189	655	996	844	1,532	(71.1)	(81.0)	(44.9)
Total - Operating Expenses Net of Revenue	**858**	**1,323**	**1,656**	**2,181**	**3,014**	**(35.1)**	**(48.2)**	**(27.6)**
Total Operating Expenses	**10,990**	**11,204**	**11,459**	**22,194**	**23,216**	**(1.9)**	**(4.1)**	**(4.4)**

Operating Expenses

- **Personnel Expenses** In the half year, the expenses remained practically stable, highlighting the reduction of expenses with dividends and social charges, even considering the effect of the collective bargaining convention of 1.5% in 2020 and the consolidation of Bradesco BAC Florida Bank that began in the 4Q20. In the annual comparative (2Q21 x 2Q20), the increase is a reflection of higher expenses with profit-sharing, caused by the growth in 63.2% of the recurring net income.

- **Administrative Expenses** Even with the accumulated inflation in 12 months, of 8.3% for the IPCA and 35.8% for the IGP-M, the expenses had a reduction in the half-year comparison, a reflection of the rigorous and continuous cost control, arising out of Management actions, which also include the transformation of branches into business units, which have a lighter structure compared to that of a branch, making it possible the reduction of the cost of serving.

  The increase in the quarterly comparative results from the growth in the volume of business and higher expenses on advertising and publicity, due to the campaigns carried out in the 2Q21.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)



June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
4,581
4,567
4,478
57
4,400
66
4,167
276
3,795
571
3,395
708
3,312
766
3,168
877
4,783
4,775
4,871
4,922
4,901
4,813
4,737
4,709
4,675
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

- **Other Net Operating Expenses from Income** The reduction presented in all the comparative periods reflects the lower expenses with the marketing of cards, reflecting the outcome of the development of sales through the digital channels, which showed an important step forward in this period, a reduction of other operating expenses, due to the constitution of the additional provision in the Insurance Group in the first half of 2020, in addition to lower expenses with operating provisions, civil and tax contingencies.

In spite of advancements in the process of vaccination, the second quarter of 2021 was still influenced by the effects of the second wave of the Covid-19 pandemic in the country, with an impact on the rates of transmission of the disease, hospitalizations, and deaths. Given the greater adaptation of society to the adverse situation, there has been some recovery of the level of activity and of the insurance market, although variables that add uncertainties to the economic scenario in the short and medium-term persist.

In this context, the Insurance Group showed robust results, favored by the expressive evolution of the revenues, both in the quarterly and in the half-year comparison, and in the reduction of the administrative expenses, with positive effects on the Administrative Efficiency Ratio, which recorded one of the best marks in recent periods.

The good performance allowed the absorption of impacts resulting from the increase of the claims ratio - fruit of the higher frequency of events related to Covid-19, possible post-Covid consequences and indemnities in the "Life" products, in addition to the resumption of the elective procedures, as well as the strengthening of the prudential Technical Provisions constituted with the aim of mitigating the reflexes of the pandemic on the operation of the company, solidifying the asset structure of the Group's consolidated balance sheet.

16 months have elapsed since the declaration of the Covid-19 pandemic by WHO (World Health Organization), and Grupo Bradesco Seguros continues intensifying efforts to facilitate and enhance the journey of its clients in the purchase of products and services, especially with increasing investment in technology and innovation, considering the fact not only of the current atypical scenario, but also the trends of the sector.

The company expanded and improved its digital marketing channels, whose sales improved 80% from January to June 2021, surpassing R$700 million, with an increase of 62% in the number of items distributed. The sales by the Mobile channel evolved 164%, while those performed via Internet Banking evolved 63%. The Bradesco Seguros Apps intended for product commercialization already register 8 million downloads. In addition, 94% of Health reimbursements and 77% of claims inspections of Auto Insurance were completed by digital processing, and 91% of Private Pension plans sales were digitally signed through the Bradesco App, Internet Banking and biometrics.

In Bradesco Saúde, the "Digital Health" service, available 24h a day, completed one year surpassing the mark of 400 thousand telemedicine appointments, while the hot website created by the company with content about self-protection and essential care related to Covid-19 recorded more than 1.6 million accesses in the same period. Bradesco Saúde and Mediservice also launched the booklet Post-Covid-19 Syndrome, with information and care about possible consequences of the disease for longer periods, in addition to a list of references specifically for the treatment of these cases.

The product *Saúde Efetivo* continued its expansion strategy, having been launched in Santa Catarina, amounting to more than 80 thousand lives in the total beneficiaries of the plan, present in 14 states and in the Federal District. In May, the "Bradesco Saúde Concierge" reached the mark of 150 thousand insured persons, with the reformulation of the service of International Second Medical Opinion on the digital channels and the release of the Medical Guidance by Video, which has been highlighted in Covid-19 appointments.

In Life Insurance, Bradesco Vida e Previdência launched the "Vida Viva Bradesco" (Living Life), with covers and customizable assistance for individual and family protection. Focusing on benefits that can be enjoyed in life, the new insurance provides coverage for serious diseases, congenital diseases of children, loss of income by involuntary unemployment and daily rate of temporary incapacity, among others. It also contemplates differentiated appointments, such as the Palavra de Médico (Doctor's Word), assistance by the referenced network with different specialties and Brazilian and international specialists.

In the segment of Private Pension, aiming to expand and enhance its portfolio, Bradesco Vida e Previdência launched three new pension plans: "Bradesco Bolsa Americana Multimercado PGBL/VGBL" [Multimarket American Stock Exchange PGBL(Free Benefit Generating Plan)/VGBL (Free Benefit Generating Life Insurance Plan)], focused on the international asset allocation; "Bradesco Diversificação Global Multimercado PGBL/VGBL" (Multimarket Global Diversification PGBL/VGBL), focusing on fixed and variable income, both in developed and emerging markets; and "Bradesco Moat FIC Ações PGBL/VGBL" (Shares), which offers differentiated returns in the long-term in the stock market. The new products are managed by Bradesco Asset Management (BRAM).

Now in Auto Insurance, Bradesco Auto/RE is investing in research for the implementation of artificial intelligence in the calculation of claims, in order to enhance the possibility of self-service of the insured person, dispensing with the need for onsite inspection and reduction of the time to authorize repairs. In April, the company launched a new platform for customer service - Bradesco Auto Center (BAC) virtual - in more than 30 cities in the country. In addition, in P&C, Bradesco Auto/RE created new segmentation for the Corporate and Customized Residential products.

Another important initiative of the Insurance Group was the development of the new Universeg platform, with operation similar to a streaming and which works as a point of convergence of multidisciplinary content to support its business partners, considering their personal and professional development. Modern and intuitive, the new experience of empowerment deals with various issues related to the insurance market, self-development and improvement of human competencies, that is even more necessary for the training of the future professional, thus reinforcing the company's mission of consolidating the culture of insurance in the country.

bradesco

Information

2Q21

Net Income

R$655MM -59.8% in the quarter -51.8% in 12 months

ROAE

7.8%

Revenues

R$19,874MM +1.8% in the quarter +20.7% in 12 months

Consolidated Statement of Income and Selected Property Data

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	Variation % 2Q21 x 2Q20	Variation % 1H21 x 1H20
Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income (1)	11,642	11,594	10,327	23,235	21,727	0.4	12.7	6.9
Retained Claims	(8,722)	(7,908)	(5,517)	(16,630)	(12,656)	10.3	58.1	31.4
Capitalization Bond Draws and Redemptions	(1,225)	(1,194)	(1,081)	(2,419)	(2,383)	2.6	13.3	1.5
Selling Expenses	(808)	(772)	(782)	(1,580)	(1,557)	4.7	3.3	1.5
Financial Results	687	1,417	831	2,104	1,578	(51.5)	(17.3)	33.4
Income from Insurance, Pension Plans and Capitalization Bonds	**1,574**	**3,137**	**3,778**	**4,711**	**6,709**	**(49.8)**	**(58.3)**	**(29.8)**
Fee and Commission Income	441	442	450	883	925	(0.2)	(2.0)	(4.6)
Personnel Expenses	(398)	(410)	(372)	(808)	(771)	(2.9)	7.0	4.8
Other Administrative Expenses	(354)	(328)	(355)	(682)	(719)	8.0	(0.2)	(5.1)
Others (1)	(184)	(167)	(1,189)	(351)	(1,865)	10.4	(84.5)	(81.2)
Operating Income	**1,078**	**2,674**	**2,312**	**3,752**	**4,279**	**(59.7)**	**(53.4)**	**(12.3)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(423)	(1,045)	(951)	(1,468)	(1,760)	(59.6)	(55.5)	(16.6)
Recurring Net Income	**655**	**1,629**	**1,361**	**2,284**	**2,519**	**(59.8)**	**(51.8)**	**(9.3)**
Selected Asset Data								
Total Assets	341,613	338,255	327,355	341,613	327,355	1.0	4.4	4.4
Securities	321,125	318,003	308,833	321,125	308,833	1.0	4.0	4.0
Technical Provisions	288,364	285,163	274,861	288,364	274,861	1.1	4.9	4.9
Shareholder's Equity (2)	36,486	36,119	39,564	36,486	39,564	1.0	(7.8)	(7.8)

(1) In the first half of 2020, additional provisions were made in the sum of R$1,108 million, which were classified as supplementary provisions in the line of Other Income/Operating Expenses; and (2) In June 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$21,607 million.

Net Gain/Loss and ROAE



%
R$ million
23.7
24.1
24.2
13.4
15.5
14.9
14.3
19.6
7.8
1,833
1,885
1,919
1,158
1,361
1,325
1,276
1,629
655
830
514
326
163
910
549
271
155
1,029
465
269
156
811
40
182
125
583
341
359
78
639
349
232
105
642
241
301
92
627
580
314
108
544
155
117
(161)
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The net income performance in the quarter was impacted by the increase in the Claims Ratio, which was affected by the frequency of the events related to Covid-19, due to the increased need for hospital care, diagnostics, appointments, admissions, possible post-Covid-19 consequences, resumption of the elective procedures and indemnities in "Life" products.

The costs related to Covid-19 totaled approximately R$1.8 billion in the 2Q21 and R$3.0 billion in the 1H21. In addition, there was a reduction of the Financial Income, justified by the behavior of the economic-financial indexes, which impacted the performance of financial investments.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenue and Administrative Efficiency Ratio


%
R$ million
4.2
4.3
4.0
4.0
4.3
3.7
3.8
3.8
3.8
18,822
19,746
21,038
18,966
16,466
20,144
18,161
19,529
19,874
8,920
9,661
10,845
9,062
7,148
10,068
8,118
9,194
9,171
1,535
1,550
1,422
1,298
1,242
1,485
1,436
1,384
1,540
6,725
6,901
7,117
7,146
6,871
7,181
7,426
7,612
7,784
1,642
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1,379
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims


%
R$ million
72.5
74.2
74.2
72.9
62.4
74.7
83.7
77.7
85.5
58.4
66.7
76.2
66.6
67.4
6,880
7,165
7,308
7,139
5,517
7,237
7,824
7,908
8,722
6,880
7,165
7,308
7,139
5,156
6,455
7,123
6,779
6,874
361
782
701
1,129
1,848
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,594
3,473
3,900
2,931
4,139 3,778(*)
3,913 3,131(*)
2,982 2,281(*)
4,266 3,137(*)
3,422 1,574(*)
1,529
1,439
1,553
747
831
1,009
1,443
1,417
687
361
782
701
1,129
1,848
2,065
2,034
2,347
2,184
2,947
2,122
838
1,720
887
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The performance of the Operating Income in the 2Q20 x 1Q21 comparison reflects the higher Claims Ratio, which was impacted by the frequency of the events related to Covid-19, as previously mentioned.

It is worth noting that in the 2Q21, in addition to the absorption of impacts arising from the Covid-19 pandemic, there was the constitution of R$211 million of long-term technical provisions.

Regarding the Financial Income performance in all comparative periods (1Q21, 2Q20 and 1H20), the movements are justified by the behavior of the economic-financial indexes, which are reflected in the performance of the financial applications.

Technical Provisions

The Technical Provisions of the Insurance Group totaled R$288.4 billion in June 2021, representing an increase of 4.9% in relation to June 2020 and 1.1% regarding the previous quarter. This mainly reflects the higher provisions in the "Health" and "Life and Pension" lines.

Technical Provisions


R$ million
265,241 269,675 274,765 272,257 274,861 279,186 284,606 285,163 288,364
240,388 244,312 249,240 246,298 250,168 253,240 257,746 257,899 260,483
10,756 11,014 11,132 11,727 11,325 12,390 13,638 14,026 14,556
8,538 8,699 8,838 8,854 8,755 8,815 8,571 8,504 8,488
4,665 4,791 4,753 4,541 4,391 4,531 4,650 4,734 4,837
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios

The performance of the 12-month Combined Ratio mainly reflects the increase in the Claims Ratio, which was impacted by the increased frequency of the events related to Covid-19 and the resumption of the elective procedures, in addition to the establishment of long-term Technical Provisions in Bradesco Saúde.

The total Expense Ratio reached 7.9%, showing an improvement of 0.6 p.p. in comparison to the previous year and an increase of 0.3 p.p. in comparison to the previous quarter, impacted by the constitution of long-term Technical Provisions in Bradesco Saúde.

Combined Ratio


%
98.0 99.1 98.2 96.9 92.0 96.7 108.9 97.8 101.9
95.5 97.1 95.3 95.4 82.0 95.6 100.0 94.9 93.4
84.5 84.4 84.2 83.6 74.5 86.0 95.5 88.0 95.8
55.7 54.6 56.1 53.5 61.8 66.8 67.4 70.4 90.6
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Health
Auto/P&C
Life
Total

Claims Ratio


%
86.7 87.9 86.1 84.2 70.0 84.6 97.4 87.2 95.1
72.5 74.2 74.2 72.9 62.4 74.7 83.7 77.7 85.5
59.2 58.8 59.3 57.9 49.3 56.3 58.1 58.4 58.2
29.5 34.8 33.9 31.8 39.0 45.8 41.1 50.0 68.8
28.5 30.3 31.1 29.7 33.3 32.3 44.8 31.3 28.8
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Property & Casualty
Life/AP
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio


%
21.0 21.3 20.8 20.4 22.5 19.7 20.8 23.5 23.6
17.6 18.0 20.3 20.0 18.0 18.3 17.8 17.0 18.0
17.2 16.8 17.1 16.7 17.7 17.0 16.7 16.4 17.2
8.3 8.2 8.3 8.0 8.5 7.8 8.6 7.6 7.9
4.6 4.5 4.8 4.4 5.1 4.5 5.5 4.5 4.7
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

Life and Pension Plans


R$ million
830
910
1,029
811
583
639
642
627
(161)
8,920
9,661
10,845
9,062
7,148
10,068
8,118
9,194
9,171
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Premium and Contribution Income (1)
Net Gain/Loss

(1) Life/VGBL/PGBL/Traditional.

In the comparative periods, the Net Income was influenced by the increase in the Claims Ratio in the "Life" line, mainly by the impacts resulting from the Covid-19 pandemic, which increased the quantity of notices of claims in products with the coverage of deaths; and by the drop of the Financial Income, due to the behavior of the economic-financial indexes, which impacted the performance of the applications. Such factors were partially offset by the improvement in the Administrative Efficiency Ratio. It is worth noting the increase in Revenues in the annual comparative.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans


Number of Life and Personal Accidents Policyholders
In thousand
33,138
32,203
33,149
33,117
32,377
32,022
31,876
31,512
31,577
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June


Number of Pension and VGBL Participants
In thousand
2,947
2,942
2,937
2,912
2,893
2,882
2,873
2,867
2,876
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June

Health


R$ million
326
271
269
182
359
232
301
314
155
6,263
6,451
6,662
6,693
6,425
6,753
6,986
7,162
7,327
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

In the comparison with the 2Q20, the Net Income declined, reflecting mainly the increase in the Claims Ratio, due to the increase of the frequency of events related to Covid-19 - such as greater need of medical-hospital care, diagnostics, appointments, admissions, possible post-Covid-19 consequences, in addition to the resumption of the elective procedures and higher number of working days. Such factors were partially offset by higher Revenues, increase of the Financial Income, due to the behavior of the economic-financial indexes, and by the improvement in the Administrative Efficiency Ratio.

In comparison to the 1Q21, the Net Income was impacted by the increase in Claims Ratio, due to the constitution of long-term Technical Provisions and the reduction of the Financial Income, partially offset by the growth in Revenues.

Number of Bradesco Saúde and Mediservice Policyholders

In thousand


3,586
3,609
3,666
3,643
3,622
3,664
3,658
3,678
3,715
139
136
134
132
130
128
127
125
122
3,447
3,473
3,532
3,511
3,492
3,536
3,531
3,553
3,593
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Company Health Plans
Individual Health Plans

Capitalization Bonds


R$ million
163
155
156
125
78
105
92
108
117
1,642
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1,379
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Capitalization Bond Income
Net Income

In comparison with the 2Q20, the Net Income increase is due to higher income (net of draws, redemptions and selling expenses), increase in the Financial Income - due to the impact of the economic-financial indexes on the performance of the financial applications and the updating of Technical Provisions - and the improvement in the Administrative Efficiency Ratio.

In comparison to the 1Q21, the improvement of the Net Income was boosted by higher Revenues and higher Financial Income.

We also highlight that we have maintained our leadership in this market, with a market share of 23.1% (SUSEP – May 2021).


In thousand
Number of Active Capitalization Bonds
2,711
2,733
2,736
2,733
2,633
2,565
2,506
2,350
2,192
22,712
23,105
22,220
21,574
19,706
28,721
23,533
27,986
24,098
7,301
7,387
7,477
7,465
7,231
7,161
7,016
6,914
6,930
15,411
15,718
14,743
14,109
12,475
21,560
16,517
21,072
17,168
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Active Capitalization Bonds
Customers (Active Bonds)
Active Drawing Right Assignment

Auto and Property & Casualty


R$ million
103
84
94
114
82
62
41
76
77
1,512
1,531
1,398
1,290
1,239
1,484
1,436
1,384
1,540
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Net Written Premiums
Net Income

In relation to the 2Q20, the Net Income decrease reflects the increase in the Claims Ratio - offset by the growth in Revenues, increase in the Financial Income, due to the behavior of the economic-financial indexes, and the improvement of the Administrative Efficiency Ratio.

In the comparison with the 1Q21, the Net Income was impacted by the growth in Revenues and by the improvement in the Claims Ratio, partially offset by the drop of the Financial Income.


Number of Policyholders
In thousand
2,811
2,825
3,007
2,994
2,818
2,745
2,660
2,696
2,785
1,280
1,263
1,432
1,422
1,302
1,226
1,106
1,118
1,188
1,531
1,562
1,575
1,572
1,516
1,519
1,554
1,578
1,597
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Auto/Optional Third-Party Liability
P&C

Main non-recurring events that affected the net income in the periods:

R$ million	2Q21	1Q21	2Q20	1H21	1H20
Recurring Net Income	**6,319**	**6,515**	**3,873**	**12,834**	**7,626**
Non-Recurring Events	**(345)**	**(362)**	**(367)**	**(707)**	**(738)**
- Goodwill Amortization (Gross)	(345)	(356)	(367)	(701)	(738)
- Other	-	(6)	-	(6)	-
Book Net Income	**5,974**	**6,153**	**3,506**	**12,127**	**6,888**

Basel Ratio

The Tier I capital ratio showed an increase in all the comparative periods (March 2021 and June 2020), mainly due to the high capacity of internal generation of capital (net income) that only in the half-year comparison evolved 68.3%. It is worth noting that the ratio is far above the regulatory limits, remaining at a very comfortable level.


%
18.6
15.0
13.7
3.6
June19
18.1
14.7
13.4
3.4
Sept
16.5
13.3
12.0
3.2
Dec
13.9
11.4
10.3
2.5
Mar20
15.0
12.5
11.5
2.5
June
15.1
12.9
11.8
2.2
Sept
15.8
13.8
12.7
2.0
Dec
15.4
13.6
12.6
1.8
Mar21
16.0
14.1
13.1
1.8
June
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital


Changes in the Tier I Ratio in the quarter
%
Limits up to March, 2021
8.25% Tier 1
6.75% Common Equity
13.6
1.0
12.6
Mar21
0.7
Net Income 2Q21
0.3
Effects of Prudential Adjustments
(0.5)
Interest on Shareholders' Equity
14.1
1.1
13.1
June21
Limits 2021 (1)
8.625% Tier 1
7.125% Common Equity
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

bradesco

Main Economic Indicators

	2Q21	1Q21	2Q20	1H21	1H20
Main Indicators (%)					
Interbank Deposit Certificate (CDI)	0.79	0.49	0.73	1.28	1.75
Ibovespa	8.72	(2.00)	30.18	6.54	(17.80)
USD – Commercial Rate	(12.20)	9.63	5.33	(3.74)	35.86
General Market Price Index (IGP-M)	6.30	8.27	2.66	15.08	4.39
Extended Consumer Price Index (IPCA)	1.68	2.05	(0.43)	3.77	0.10
Business Days (#)	62	61	61	123	123
Calendar Days (#)	91	90	91	181	182
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.0022	5.6973	5.4760	5.0022	5.4760
CDS 5 years (Points)	165	225	257	165	257
Selic - Base Interest Rate (% p.a.)	4.25	2.75	2.25	4.25	2.25
BM&F Fixed Rate (% p.a.)	6.57	5.08	2.36	6.57	2.36

Guidance **2021**	Disclosed	Realized 1H21	Reviewed
Expanded Loan Portfolio	9% to 13%	9.9%	9% to 13%
Client Portion	2% to 6%	2.2%	2% to 6%
Fee and Commission Income	1% to 5%	3.6%	1% to 5%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	-4.4%	-5% to -1%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	2% to 6%	-29.8%	**-15% to -20%**
Expanded ALL - R$ billion	R$ 14.0 to R$ 17.0	R$ 7.4	R$ 14.0 to R$ 17.0

(1) Projections of revenues with growth between 8% and 10%.

As a result of the cases related to Covid, the projection for the income from Insurance, Pension and Capitalization operations was reviewed. This new Guidance contemplates a review elaborated from projections of the development of cases related to Covid and to the maintenance of the pace of vaccination.

Bradesco Forecast

%	2021	2022
USD - Commercial Rate (year-end) - R$	4.70	5.30
Extended Consumer Price Index (IPCA)	7.10	3.30
General Market Price Index (IGP-M)	20.20	4.00
Selic (year-end)	7.00	7.00
Gross Domestic Product (PIB)	5.20	2.20

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